Mail Stop 4561

September 24, 2008

Via U.S. Mail and Facsimile 212.207.6420

Mr. William S. Gorin
President and Chief Financial Officer
MFA Mortgage Investments, Inc.
350 Park Avenue
21st Floor
New York, NY 10022

      Re: **MFA Mortgage Investments, Inc.**
              Form 10-K for fiscal year ended December 31, 2007
              Filed February 14, 2008
              File No. 001-13991

Dear Mr. Gorin:

We have reviewed your response letter dated August 19, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3. Investment Securities, page 49

1. We have considered your response to our prior comment six from our letter dated August 12, 2008. We are still unclear how you have determined that you have the ability and intent to hold available-for-sale securities until recovery or maturity. Please tell us how you identified the securities to be sold during the third quarter of 2007 and the first quarter of 2008. Additionally, please tell us how you factored continued negative market conditions in 2008, projections of future results, and minimum capital requirements in your determination that you have the intent and ability to hold the remaining available-for-sale securities in an unrealized loss position for a period of time sufficient to recover all unrealized losses**.**

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Robert Telewicz
Senior Staff Accountant